SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K


/X/ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
   1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31 1996, OR
/ /TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
   OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM _______________ TO _____________.


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble Subsidiaries Savings and Investment Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA



                    THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS
                               AND INVESTMENT PLAN

                    FINANCIAL STATEMENTS FOR THE YEARS ENDED
                   DECEMBER 31, 1996 AND 1995 AND SUPPLEMENTAL
                      SCHEDULE AS OF DECEMBER 31, 1996 AND
                          INDEPENDENT AUDITORS' REPORT





















THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS
AND INVESTMENT PLAN

TABLE OF CONTENTS
----------------------------------------------------------------------------

                                                              Page

INDEPENDENT AUDITORS' REPORT                                   1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits
   as of December 31, 1996 and 1995                            2

  Statements of Changes in Net Assets Available
   for Benefits for the Years Ended December 31, 1996
   and 1995                                                    3

  Notes to Financial Statements for the Years Ended
   December 31, 1996 and 1995                                  4

SUPPLEMENTAL SCHEDULE - Assets Held for Investment (Item 27a of Form 5500),
  December 31, 1996

SUPPLEMENTAL SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required or due to their inclusion in information filed by The Procter & Gamble Master Savings Trust:

  Reportable Transactions for the Year Ended December 31, 1996

  Assets Acquired and Disposed of Within the Plan Year

  Party-in-Interest Transactions

  Obligations in Default

  Leases in Default






















DELOITTE &
  TOUCHE LLP
------------      ------------------------------------------------------
                  250 East Fifth Street          Telephone: (513) 784-7100
                  P.O. Box 5340
                  Cincinnati, Ohio 45201-5340


INDEPENDENT AUDITORS' REPORT

To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Subsidiaries Savings and Investment Plan, formerly the Maryland Club Foods, Inc. Retirement Savings Plan, as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/DELOITTE & TOUCHE LLP
--------------------------
Deloitte & Touche LLP
May 13, 1997


-----------------
Deloitte Touche
Tohmatsu
International
-----------------



THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS
AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1996 AND 1995
----------------------------------------------------------------------------
                                             1996         1995
INVESTMENTS, At fair value:
  Investment in The Procter &
   Gamble Master Savings Trust          $4,893,052     $3,153,631
  Loans to participants                     84,516        101,733
                                        ----------     ----------
     Total investments                   4,977,568      3,255,364

RECEIVABLES - Other                          1,300          2,657
                                        ----------     ----------
     Total assets                        4,978,868      3,258,021

LIABILITIES - Other                             -             475
                                        ----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS       $4,978,868     $3,257,546
                                        ==========     ==========
See notes to financial statements.




THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS
AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
-----------------------------------------------------------------------------
                                              1996             1995
ADDITIONS:
  Investment income:
   Equity in net earnings of
    The Procter & Gamble Master
    Savings Trust                        $  574,479       $  560,856
   Interest                                   8,452            9,371
                                         ----------       ----------
        Total investment income             582,931          570,227
                                         ----------       ----------
  Contributions:
    Employer contributions                      105
    Employee contributions                      972
                                         ----------       ----------
           Total contributions                1,077
                                         ----------       ----------
  Transfer from merged plans              1,547,924
  Other                                       3,220           19,119
                                         ----------       ----------
    Total additions                       2,135,152          589,346

DEDUCTIONS - Distributions
  to participants                           413,830        1,302,221
                                         ----------       ----------

NET INCREASE (DECREASE)                   1,721,322         (712,875)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                       3,257,546        3,970,421
                                         ----------       ----------
  End of year                            $4,978,868       $3,257,546
                                         ==========       ==========

See notes to financial statements.




THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS
AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
-----------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         The following brief description of The Procter & Gamble Subsidiaries Savings and Investment Plan, formerly the Maryland Club Foods, Inc. Retirement Savings Plan, (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

         GENERAL - The Plan is a defined contribution plan covering substantially all employees of Maryland Club Foods, Inc. (Maryland
         Club), all eligible employees of Shulton, Inc. (Shulton), and employees of Fisher Nut Company (Fisher Nut) who are members of the Twin Cities Bakery and Confectionery Workers Union, Local No. 22. The Plan was established effective April 1, 1989 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective March 14, 1996, the Shulton Savings Plan and Fisher Nut Savings Plan were merged into the Maryland Club Foods, Inc. Retirement Savings Plan and The Procter & Gamble Company (Company), plan sponsor, changed the Plan name to The Procter & Gamble Subsidiaries Savings and Investment Plan.

         CONTRIBUTIONS AND VESTING - Fisher Nut and its employees made contributions to the Plan until April 1996. After such time, all contributions to the Plan were suspended and all participants became fully vested.

         DISTRIBUTIONS - The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of common stock, in installment payments over a period not to exceed 120 months or an annuity. Retirement or terminated employees shall commence benefit payments upon attainment of age 70-1/2.

         WITHDRAWALS - A participant may withdraw any portion of after-tax contributions once in any six-month period. Participants who have attained age 59-1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six-month period.

         PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

         ADMINISTRATION - The Plan is administered by the Master Savings Plan Committee consisting of three members appointed by the Board of Directors of the Parent, except for duties specifically vested in the trustee, who is also appointed by the Board of Directors of the Parent.

         LOANS - The Plan allows participants to borrow funds from their accounts in certain circumstances up to maximum amounts specified in the Plan agreement. Loans are repayable in at least monthly installments of principal and interest over a maximum term of five years (fifteen years if the loan is used to purchase a primary residence). Principal and interest paid is credited to applicable funds in the borrower's account. Upon termination or retirement, the outstanding loan balance will be treated as a distribution to the participant.

         PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant's account is credited with an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account. Participants may allocate their accounts in one or all of the following investment options offered by the Plan (Note 4):

         RESERVE FUND - A fund investing in short to medium length maturity, interest-bearing instruments.

         COMPANY STOCK FUND - A fund investing in shares of The Procter & Gamble Company common stock.

         MANAGED BOND FUND - A fund investing in a diversified portfolio of publicly and privately traded corporate, government, international, and mortgage backed bonds.

         MANAGEMENT LARGE COMPANY FUND - A fund investing in equity securities of approximately 300 domestic, large company stocks.

         DIVERSIFIED FUND - A fund investing in a balanced portfolioconsisting of both equity and fixed securities.

         INTERNATIONAL EQUITY FUND - A fund investing in a diversified portfolio of equity securities of foreign corporations.

         SMALL COMPANY STOCK FUND - A fund investing in a portfolio of equity securities issued by small companies.




The activity and balances in the funds are summarized as follows for the years ended December 31, 1996 and 1995.
                          MANAGEMENT                             INTER-     SMALL
                            LARGE                                NATIONAL  COMPANY   COMPANY    MANAGED
                           COMPANY     RESERVE      DIVERSIFIED  EQUITY     STOCK     STOCK      BOND      LOAN
                            FUND        FUND         FUND         FUND      FUND      FUND       FUND      FUND         TOTAL
Net assets available
 for benefits
 December 31, 1994        $1,167,461   $2,181,011   $253,620                                    $189,556   $178,773   $ 3,970,421
Equity in net
 earnings of The
 Procter & Gamble
 Master Savings Trust        360,354      110,972     61,093                                      28,437                 560,856
Interest                                                                                                      9,371        9,371
Other                            847        1,434                                                            16,838       19,119
Distributions               (346,951)    (792,394)   (11,799)                                    (54,980)   (96,097)  (1,302,221)
Transfers between funds      105,657     (112,472)    21,087                                      (7,120)    (7,152)
                          ----------   ----------   --------     -------   -------   --------   --------   --------   ------------
Net assets available
 for benefits, December
 31, 1995                  1,287,368    1,388,551    324,001                                      155,893   101,733    3,257,546

Equity in net earnings
 of The Procter &
 Gamble Master
 Savings Trust               408,167      101,106     52,010     $   609   $ 3,045   $  3,140      6,402                 574,479
Interest                                                                                                      8,452        8,452
Contributions                    265          812                                                                          1,077
Transfer from merged
 plans                       647,029      796,003     65,916                                      37,499      1,477    1,547,924
Other                          3,190                      19                                          11                   3,220
Distributions               (152,656)    (218,931)                                               (42,243)               (413,830)
Transfers between funds          402      (57,422)   (56,813)     26,108    40,413    119,903    (45,445)   (27,146)
                          ----------   ----------   --------     -------   -------   --------   --------   --------   ----------
Net assets available
 for benefits,
 December 31, 1996        $2,193,765   $2,010,119   $385,133     $26,717   $43,458   $123,043   $112,117   $ 84,516   $4,978,868
                          ==========   ==========   ========     =======   =======   ========   ========   ========   ==========




2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in The Procter & Gamble Company common stock is valued at the closing price on an established security exchange. The Plan's investment funds (funds) are valued by the fund manager, JP Morgan Investment Management, Inc. based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each plan participating in The Procter & Gamble Master Savings Trust (Master Trust) and each participant's account by PNC Bank, Ohio, N.A., (PNC Bank) the trustee of the plan.

         EXPENSES OF THE PLAN - Trustee fees and other expenses of the Plan are paid by the Company.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.       INCOME TAX STATUS

         The Internal Revenue Service (IRS) has determined and informed the Company by letter dated March 11, 1991, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC at December 31, 1996 and 1995.

4.       INTEREST IN MASTER TRUST

         Effective January 1, 1993, the Company formed the Master Trust in accordance with a master trust agreement with PNC Bank.

         Use of a Master Trust permits the commingling of various investments that fund Company-sponsored benefit plans for investment and administrative purposes. Although assets are commingled in the Master Trust, PNC Bank maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to both participating plans and individual participant accounts based upon each plan's or participant's proportionate interest in the Master Trust. The following represents the 1996 and 1995 audited financial information regarding the net assets and investment income of the Master Trust:




Assets of the Master Trust at December 31, 1996 are summarized as follows:
                                            MANAGEMENT
                COLLECTIVE                  LARGE       SMALL      INTER-                                 MANAGED
                 INCOME       COMPANY      COMPANY     COMPANY     NATIONAL     RESERVE      DIVERSIFIED   BOND
                  FUND       STOCK FUND     FUND        FUND        FUND         FUND           FUND       FUND          TOTAL
Investments,
 at fair value  $  -         $44,722,820  $48,644,442  $2,637,484  $1,863,770   $32,149,667  $32,299,750  $5,790,354  $168,108,287
Accrued
 interest
 and
 dividends         -               6,336          263          51          35           382          152          23         7,242
                -----------  -----------  -----------  ----------  ----------   -----------  -----------  ----------  ------------

Total           $  -         $44,729,156  $48,644,705  $2,637,535  $1,863,805   $32,150,049  $32,299,902  $5,790,377  $168,115,529
                ===========  ===========  ===========  ==========  ==========   ===========  ===========  ==========  ============

Plan's
 investment in
 Master Trust   $  -         $   119,964  $ 2,194,382  $   43,158  $   26,379   $ 2,011,608  $   385,229  $  112,332  $  4,893,052
                ===========  ===========  ===========  ==========  ==========   ===========  ===========  ==========  ============

Plan's
 percentage
 ownership
 interest in
 Master Trust      -       %           1%           5%          2%           1%           6%           1%          2%            3%
                ===========  ===========  ===========  ==========  ===========  ===========  ===========  ==========  ============




Investments held by the Master Trust at December 31, 1996 are summarized as follows:
                                            MANAGEMENT
                  COLLECTIVE                  LARGE       SMALL      INTER-                                MANAGED
                    INCOME      COMPANY      COMPANY     COMPANY     NATIONAL    RESERVE      DIVERSIFIED   BOND
FAIR VALUE          FUND       STOCK FUND     FUND        FUND        FUND        FUND           FUND       FUND         TOTAL
The Procter &
 Gamble Company
 common stock     $            $43,559,282                                                                             $ 43,559,282
Mutual funds                                $48,644,294  $2,637,437  $1,863,743  $32,085,388  $32,299,639  $5,790,250   123,320,751
Short-term
 investments                     1,163,538          148          47          27       64,279          111         104     1,228,254
                  ----------   -----------  -----------  ----------  ----------  -----------  -----------  ----------  ------------

Total
 investments
 at fair value    $  -         $44,722,820  $48,644,442  $2,637,484  $1,863,770  $32,149,667  $32,299,750  $5,790,354  $168,108,287
                  ===========  ===========  ===========  ==========  ==========  ===========  ===========  ==========  ============




Investment income from the Master Trust for the year ended December 31, 1996 is summarized as follows:
                                              MANAGEMENT
                   COLLECTIVE                   LARGE       SMALL     INTER-                               MANAGED
                    INCOME      COMPANY        COMPANY     COMPANY    NATIONAL   RESERVE      DIVERSIFIED    BOND
                     FUND      STOCK FUND       FUND        FUND       FUND       FUND           FUND        FUND          TOTAL
Net appreciation
 in fair value
 of investments    $50,196     $ 9,402,213    $9,601,531   $170,571   $36,190    $1,717,880   $4,251,429   $316,106   $25,546,116
Dividends                          695,063                                                                                695,063
Interest                           179,397                                            9,911                               189,308
                   -------     -----------    ----------   --------   -------    ----------   ----------   --------   -----------

Total              $50,196     $10,276,673    $9,601,531   $170,571   $36,190    $1,727,791   $4,251,429   $316,106   $26,430,487
                   =======     ===========    ==========   ========   =======    ==========   ==========   ========   ===========

Plan's equity
 in net earnings
 of Master Trust   $  -        $     3,140    $  408,167   $  3,045   $   609    $  101,106   $   52,010   $  6,402   $   574,479
                   =======     ===========    ==========   ========   =======    ==========   ==========   ========   ===========




Assets of the Master Trust at December 31, 1995 are summarized as follows:
                                                    MANAGEMENT
                     COLLECTIVE                        LARGE                                       MANAGED
                      INCOME         COMPANY          COMPANY       RESERVE        DIVERSIFIED      BOND
                       FUND         STOCK FUND         FUND          FUND              FUND         FUND           TOTAL
Investments,
 at fair value       $1,323,639     $37,568,733     $36,541,114     $35,298,684    $31,385,977     $7,472,474    $149,590,621
Accrued interest
 and dividends                7           4,256             124             317            106              3           4,813
                     ----------     -----------     -----------     -----------    -----------     ----------    ------------

Total                $1,323,646     $37,572,989     $36,541,238     $35,299,001    $31,386,083     $7,472,477    $149,595,434
                     ==========     ===========     ===========     ===========    ===========     ==========    ============

Plan's investment
 in Master Trust             -              -       $ 1,286,274     $ 1,387,804    $   323,658     $  155,895    $  3,153,631
                     ===========    ===========     ===========     ===========    ===========     ==========    ============

Plan's percentage
 ownership interest
 in Master Trust             -              -                 4%              4%             1%             2%              2%
                     ===========    ===========     ===========     ===========    ===========     ==========    ============




Investments held by the Master Trust at December 31, 1995 are summarized as follows:
                                                       MANAGEMENT
                        COLLECTIVE                      LARGE                                         MANAGED
                         INCOME        COMPANY         COMPANY         RESERVE        DIVERSIFIED      BOND
FAIR VALUE                FUND        STOCK FUND        FUND            FUND              FUND         FUND             TOTAL
The Procter &
 Gamble Company
 common stock                         $36,625,140                                                                    $ 36,625,140
Registered investment
 companies              $1,323,613                                                                                      1,323,613
Mutual funds                                           $36,540,976     $35,233,082    $31,385,838     $7,472,367      110,632,263
Short-term investments          26        943,593              138          65,602            139            107        1,009,605
                        ----------    -----------      -----------     -----------    -----------     ----------     ------------

Total investments
 at fair value          $1,323,639    $37,568,733      $36,541,114     $35,298,684    $31,385,977     $7,472,474     $149,590,621
                        ==========    ===========      ===========     ===========    ===========     ==========     ============




Investment income from the Master Trust for the year ended December 31, 1995 is summarized as follows:
                                                      MANAGEMENT
                       COLLECTIVE                        LARGE                                       MANAGED
                         INCOME          COMPANY        COMPANY       RESERVE        DIVERSIFIED      BOND
                          FUND          STOCK FUND        FUND         FUND              FUND         FUND           TOTAL
Net appreciation
 in fair value
 of investment         $600,245        $16,178,665    $ 8,040,240     $ 1,663,854    $ 6,229,037     $1,051,580   $ 33,763,621
Dividends                                  772,124                                                                     772,124
Interest                                   130,871                          9,098                                      139,969
                       --------        -----------    -----------     -----------    -----------     ----------   ------------

Total                  $600,245        $17,081,660    $ 8,040,240     $ 1,672,952    $ 6,229,037     $1,051,580   $ 34,675,714
                       ========        ===========    ===========     ===========    ===========     ==========   ============

Plan's equity in net
 earnings of Master
 Trust                 $    -          $       -      $   360,354     $   110,972    $    61,093     $   28,437   $    560,856
                       ========        ===========    ===========     ===========    ===========     ==========   ============




5.       DISTRIBUTIONS

         Distributions payable to participants as of December 31, 1996 and 1995 are approximately $224,000 and $76,000, respectively.

                                   * * * * * *



THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS
AND INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT (ITEM 27a of Form 5500)
DECEMBER 31, 1996
------------------------------------------------------------------------------
IDENTITY OF ISSUE,
BORROWER, LESSOR                                                        FAIR
OR SIMILAR PARTY          DESCRIPTION OF INVESTMENT            COST     VALUE

Participant Loans      11 loans with maturities ranging
                       from March 1997 to January 2001
                       and interest rates ranging from 7-10%   $ -     $84,516
                                                               =====   =======





PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS TRANSITION REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                              Procter & Gamble Subsidiaries Savings
                              and Investment Plan



Date:  June 27, 1997          /s/JOSEPH R. LAWHEAD
                              --------------------------------------
                              Joseph R. Lawhead
                              Member, Benefits Committee




                                EXHIBIT INDEX


Exhibit No.                                            Page No.

    23         Consent of Deloitte & Touche